UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): November 8, 2017
Delek US Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38142	35-2581557
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7102 Commerce Way Brentwood, Tennessee	37027
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s Telephone Number, Including Area Code: (615) 771-6701
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Item 1.01.    Entry Into a Material Definitive Agreement.
On November 8, 2017, Delek US Holdings, Inc., a Delaware corporation (“Parent”), and Sugarland Mergeco, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Parent Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alon USA Partners, LP, a Delaware corporation and an indirect, partially owned subsidiary of Parent (“MLP”), and Alon USA Partners GP, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Parent (“MLP General Partner”, and together with MLP, the “MLP Parties”). The MLP Parties became subsidiaries of Parent as a result of the Delek-Alon Mergers and the Delek-Alon Merger Agreement described and defined below. Pursuant to the Merger Agreement, Merger Sub will be merged with and into MLP, with MLP being the surviving entity (the “Merger”).
Under the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in MLP (the “MLP Common Units”) that is held by a unitholder other than Parent and any entities that are partially or wholly owned, directly or indirectly, by Parent, including Merger Sub, Alon Assets, Inc. (“AAI”) and MLP (such units, the “MLP Public Units”), will be converted into the right to receive 0.4900 shares of validly issued, fully paid and non-assessable Parent common stock, par value $0.01 per share (the “Parent Common Stock”). All fractional shares of Parent Common Stock that a holder of MLP Common Units would otherwise be entitled to receive as consideration in connection with the Merger will be aggregated and then, if a fractional share of Parent Common Stock results from that aggregation, be rounded up to the nearest whole share of Parent Common Stock and any such additional Parent Common Stock will become part of the consideration received in connection with the Merger. Any MLP Common Units that are owned immediately prior to the Merger by MLP will be automatically canceled and will cease to exist and no consideration will be delivered in exchange for such canceled MLP Common Units. All MLP Common Units that are not MLP Public Units or not canceled as described in the immediately preceding sentence will, in each case, remain outstanding as partnership interests in MLP, unaffected by the Merger.
The conflicts committee (the “MLP Conflicts Committee”) of the board of directors of MLP General Partner (the “MLP Board”) has, by unanimous vote, approved the Merger Agreement and the transactions contemplated thereby, including the Merger (such approval constituting “Special Approval” pursuant to the First Amended and Restated Agreement of Limited Partnership of MLP), determined that they are in the best interest of MLP and the holders of MLP Public Units, and resolved to recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the MLP Board. Based upon such approval and recommendation, the MLP Board has determined that the Merger Agreement and the transactions contemplated therein, including the Merger, are in the best interest of MLP and holders of the MLP Public Units, and as such, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to a vote of holders of MLP Common Units and authorized the holders of MLP Common Units to act by written consent.
Completion of the Merger is conditioned upon, among other things: (i) the approval and adoption of the Merger Agreement and the Merger by holders of at least a majority of the outstanding MLP Common Units; (ii) all material required governmental consents and approvals in connection with the Merger having been made or obtained; (iii) the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4 with respect to the issuance of Parent Common Stock in the Merger; and (v) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the Parent Common Stock to be issued in the Merger. The approval of the holders of Parent Common Stock is not required.
Pursuant to the terms of the Support Agreement, dated as of November 8, 2017, by and between MLP and AAI (the “Support Agreement”), AAI, which as of November 8, 2017 beneficially owned 51,000,000 MLP Common Units representing approximately 81.6% of the outstanding MLP Common Units, has agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Unitholder Written Consent”). The delivery of the Unitholder Written Consent (or, if applicable, vote) by AAI with respect to the MLP Common Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger.
The Merger Agreement also contains (i) customary representations and warranties of the Parent Parties and the MLP Parties, and (ii) covenants of the Parent Parties and the MLP Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.
The Merger Agreement contains provisions granting both Parent and MLP the right to terminate the Merger Agreement for certain reasons, including, among others, if: (i) the Merger is not completed on or before June 30, 2018 (the “Termination Date”); (ii) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, or executive order) permanently restraining, enjoining, or prohibiting the Merger and such order, decree or ruling (including the enactment of any statute, rule, regulation, or executive order) shall have become final and non-appealable; or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date.

The foregoing description of the Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, copies of which are attached hereto as Exhibit 2.1 and Exhibit 99.2.
The Merger Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Parent or MLP. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Securityholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Parent or MLP. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s or MLP’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Parent, MLP, and the Merger that will be contained in, or incorporated by reference into, the consent statement/prospectus that Parent and MLP will be filing in connection with the Merger, as well as in the other filings that each of Parent and MLP make with the Securities and Exchange Commission (“SEC”).
Important Information:
Parent and MLP security holders are urged to read the consent statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the consent statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the consent statement/prospectus and the filings with the SEC that will be incorporated by reference in the consent statement/prospectus can also be obtained, without charge, by directing a request either to Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee, 37027, Attention: Investor Relations or to Alon USA Partners, LP, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251, Attention: Investor Relations.
The respective directors and executive officers of Parent and MLP General Partner may be deemed to be “participants” (as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) in respect of the proposed transaction. Information about Parent’s directors and executive officers is available in Old Delek’s (as defined below) annual report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 28, 2017, and in its proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on April 6, 2017, and in Old Delek’s and Parent’s subsequent filings with the SEC. Information about MLP General Partner’s directors and executive officers is available in MLP’s annual report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 27, 2017, and subsequent filings with the SEC. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

On January 2, 2017, Delek US Energy, Inc. (formerly known as Delek US Holdings, Inc.), Delaware corporation (“Old Delek”), entered into an Agreement and Plan of Merger with Alon USA Energy, Inc., a Delaware corporation (“Alon USA”), Parent (formerly known as Delek Holdco, Inc.), a Delaware corporation (also referred to as “New Delek” herein), Dione Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant (“Delek Merger Sub”), and Astro Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant (“Astro Merger Sub”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of February 27, 2017, and the Second Amendment to Agreement and Plan of Merger, dated as of April 21, 2017 (collectively, the “Delek-Alon Merger Agreement”). Pursuant to the Delek-Alon Merger Agreement, Certificates of Amendment and Certificates of Merger filed with the Secretary of State of the State of Delaware on June 30, 2017, (i) Old Delek was renamed “Delek US Energy, Inc.” and Parent was renamed “Delek US Holdings, Inc.”; (ii) Delek Merger Sub merged with and into Old Delek (the “Delek Merger”), with Old Delek surviving as a wholly owned subsidiary of the Registrant; and (iii) Astro Merger Sub merged with and into Alon USA (the “Alon Merger” and together with the Delek Merger, the “Delek-Alon Mergers”), with Alon USA surviving as a direct and indirect wholly owned subsidiary of the Registrant. The Delek-Alon Mergers were effective as of July 1, 2017 (the “Delek-Alon Effective Time”). By reason of the Delek-Alon Mergers, at the Delek-Alon Effective Time, New Delek became the parent public reporting company. On July 3, 2017, New Delek filed a Current Report on Form 8-K filed for the purpose of establishing Parent as the successor issuer to Old Delek and Alon USA pursuant to Rule 12g-3(c) under the Exchange Act. In addition, as a result of the Delek-Alon Mergers, the shares of common stock of Old Delek and Alon USA were delisted from the New York Stock Exchange in July 2017, and their respective reporting obligations under the Exchange Act were terminated.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to Parent and MLP and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither Parent nor MLP assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.
Item 7.01.    Regulation FD Disclosure.
On November 8, 2017, Parent and MLP issued a joint press release announcing, among other things, the entry into the Merger Agreement. A copy of this press release is furnished and attached as Exhibit 99.1 hereto and is incorporated herein by reference.
The information furnished is not deemed “filed” for purposes of Section 18 of the Exchange Act is not subject to the liabilities of that section and is not deemed incorporated by reference in any filing under the Securities Act.

Item 9.01.    Financial Statements and Exhibits.

(a)	Financial statements of business acquired.

Not applicable.

(b)	Pro forma financial information.

Not applicable.

(c)	Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger dated as of November 8, 2017, by and among Delek US Holdings, Inc., Sugarland Mergeco, LLC, Alon USA Partners, LP, and Alon USA Partners GP, LLC.
99.1	Press Release, dated November 8, 2017.
99.2	Support Agreement, dated as of November 8, 2017, by and between Alon USA Partners, LP and Alon Assets, Inc.

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELEK US HOLDINGS, INC.

By:    /s/ Kevin Kremke
    Name:    Kevin Kremke
    Title:    Executive Vice President / Chief Financial Officer
DATED: November 9, 2017